Filed by NXP Semiconductors N.V.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under

the Securities Exchange Act of 1934

Subject Company: Freescale Semiconductor, Ltd. (Commission File No. 001-35184)

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors And Shareholders

In connection with this proposed business combination, NXP and/or FSL may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document NXP and/or FSL may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of NXP and/or FSL, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by NXP and/or FSL through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

***

The following NXP employee letter from Rick Clemmer and employee presentation were distributed on March 2, 2015.

Exhibit 1

A MAJOR STEP IN OUR JOURNEY

NXP AND FREESCALE JOIN FORCES TO CREATE STRONGER HPMS LEADER IN A $40bn MERGER

March 2, 2015

To: All NXP employees

I am proud to announce a major milestone in our journey to become a global leader in Secure Connections for a Smarter World. We today have entered into a definitive agreement under which NXP will merge with Freescale, positioning NXP as a stronger leader in high performance mixed signal solutions. Post transaction Freescale shareholders will own approximately 32 percent of the combined company.

We will become a major supplier in the overall semiconductor industry with greater than $10 billion annual revenues, almost 45,000 employees across more than 25 countries, over 12,000 engineers and in excess of 9,800 patent families.

Freescale is a global leader in embedded processing solutions in the automotive, consumer, industrial and networking markets, reporting $4.63 billion in revenue last year, with innovations to help make the world greener, safer, healthier and more connected.

With approximately 17.000 employees in more than 20 countries, Freescale has 5,500 engineers who will greatly complement our capabilities. The merger also brings with it over 6,000 patent families, in microprocessors (MPUs) and microcontrollers (MCUs), sensors, analog integrated circuits and connectivity solutions. The range of applications includes automotive safety, hybrid and all-electric vehicles, next-generation wireless infrastructure, smart energy management, portable medical devices, consumer appliances and enterprise & data center networking equipment.

Closing in the second half of 2015

It is important to note is that the transaction is subject to clearance by the antitrust authorities and will likely close in the second half of 2015. Until then, Freescale and NXP will remain as separate, independent companies and we should continue business as usual in the marketplace as with any other competitor.

Being part of a world leader

With this deal we’ll jump from the being the 14th largest semiconductor company to a top 4 position(1). We are doubling our R&D strength; our engineers will have access to a much broader IP portfolio, be able to build more complete solutions combining processing, security and connectivity and develop their competencies in a much broader environment.

Our sales & marketing teams will benefit from an even broader market access, high quality relationships and a more complete world-class portfolio.

Major value creation for our customers

The combination of both companies will enable us to deliver even more complete solutions in our target applications and enhance the value we bring to customers. As a stronger leader in the HPMS segment, we can expand our reach to serve more customers, with more targeted solutions, especially in the Connected Car, Security, Portable & Wearables and the Internet of Things. This represents an addressable market expansion for NXP from the current approximately $30B market opportunity to $50B.

Both Freescale and NXP are highly valued suppliers to the automotive industry, and with this merger we are taking a giant stride by becoming the leading supplier in this segment. With the addition of the Freescale portfolio, we will be perfectly placed to extend our scope in the majority of our positions in Car Infotainment and In Vehicle Networking, with a major advantage in expanding our opportunity for true leadership in the next generation of automotive advanced driver assistance systems and solutions that secure the Connected Car.

Our offering is also strengthened in Security & Connectivity, as our combined resources make NXP the leader in general purpose MCU products(2), with the broadest portfolio in ARM 32bit MCUs, and a clear path to leadership in solutions for next generation secure connected intelligent devices. In addition, Freescale has a strong market presence in the US and a strong focus on China. Added to our own strong basis in Europe and Asia, this is a winning move for of us and for our new colleagues from Freescale.

With this step, NXP and Freescale demonstrate leadership in the semiconductor industry. We are excited and can’t wait until closing to welcome our future colleagues to jointly build an exciting future.

I want to thank you for all your dedication and hard work that has brought us so far. Our continued ability to innovate, our outstanding performance and the growing confidence that the stock market places in us resulted in our share price increasing from $14 at the time of our IPO to over $85 last Friday. The strength of our share price has been a key factor in enabling us to enter into this transformative deal.

As a final note

In the months ahead before we close on the merger, I want you to remain absolutely focused on delighting our customers and exceeding all of your commitments. Not only do all of our organic growth ambitions and targets remain but I am confident you will continue to raise the bar even higher, to reach and exceed our targets for 2015 and beyond, with the customer-focused passion to win that characterizes all of us!

Rick Clemmer

CEO

1)	Semiconductor excl. memory
(2)	Based on NXP Corporate Market Intelligence estimates for 2014, excludes Automotive MCU products

No Offer or Solicitation

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”).

Important Information For Investors And Shareholders

In connection with this proposed business combination, NXP and/or FSL may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document NXP and/or FSL may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of NXP and/or FSL, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by NXP and/or FSL through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518- 5411. Copies of the documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454.

Participants in Solicitation

NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014 and in its Form 6-K furnished to the SEC on May 20, 2014. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between NXP and FSL are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either NXP or FSL to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Exhibit 2

NXP and Freescale join forces to create stronger HPMS market Leader March 2nd, 2015

Forward Looking Statement Certain statements in this communication regarding the proposed transaction between NXP Semiconductors N.V. (“NXP”) and Freescale Semiconductor, Ltd. (“FSL”) are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to numerous factors, risks and uncertainties about NXP and FSL, may include projections of their respective future business, strategies, financial condition, results of operations and market data. These statements are only predictions based on current expectations and projections about future events. There are important factors, risks and uncertainties that could cause actual outcomes and results to be materially different from those projected, including the risk factors set forth in NXP’s most recent Form 20-F and FSL’s most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below: •? the failure to obtain the approval of shareholders of NXP or FSL in connection with the proposed transaction; •? the failure to consummate or delay in consummating the proposed transaction for other reasons; •? the timing to consummate the proposed transaction; •? the risk that a condition to closing of the proposed transaction may not be satisfied; •? the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated; •? NXP’s and FSL’s ability to achieve the synergies and value creation contemplated by the proposed transaction; •? The ability of either NXP or FSL to effectively integrate their businesses; and •? the diversion of management time on transaction-related issues. FSL’s and NXP’s forward-looking statements are based on assumptions that may not prove to be accurate. Neither FSL nor NXP can guarantee future results, level of activity, performance or achievements. Moreover, neither FSL nor NXP assumes responsibility for the accuracy and completeness of any of these forward-looking statements. FSL and NXP assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. 2

Compelling Strategic Fit Acceleration of our strategy in Secure Connections for a Smarter World Creates a powerhouse in High Performance Mixed Signal Establishes NXP as the #1 automotive semiconductor supplier(1) Establishes NXP as the #1 broad-based MCU supplier(2) Combination will create outstanding value for customers, employees and shareholders (3) #4 Semiconductor Supplier – Netherlands HQ – 68%/32% ownership 3 Note 1.? HIS 2.? Based on NXP Corporate Market Intelligence estimates for 2014, excludes Automotive MCU products 3.? Semiconductor excl. memory 2

Freescale: a global leader in Automotive, MCUs and Digital Networking Four Primary Markets Automotive Consumer Industrial Networking Safe. Intelligent. Simple. Smart. Rugged. Connected. Secure. Faster. Energy Efficient. E?cient Secure. Be er Connected. 4 2

Freescale: a global leader in Automotive, MCUs and Digital Networking Fast Facts Microcontrollers •? Revenue $4.63bn in 2014 •? Global headquarters in Austin, Automo ve MCU Texas Groups •? More than 6,000 patent families Analog & Sensors •? Approximately 17,000 employees in >20 countries Product •? Invested $755 million in R&D in Digital Networking 2013 •? Approximately 5,500 engineers RF 5 2

Outstanding Strategic Fit – Secure Connections for a Smarter World •? Combined company will •? Be the leader in automotive semiconductors •? Leverage NXP security leadership plus Freescale broad MCU Connected •? Influence evolution of Secure Car & ADAS solutions Car •? Capture emerging growth in the Smarter World Security •? Broad, diverse customer base •? Complementary market reach across US, EU, China •? Ability to effectively cross-sell total solutions Portable & Wearable •? Strong and broad product portfolio for emerging IoT market •? Reinforces the NXP Value Proposition Internet •? Grow >1.5x faster than the market of Things •? Deliver premium profitability 7 2

A great environment for our team •? Almost 45,000 employees in > 25 countries •? Well over 12,000 engineers •? Over 9,800 patent families •? Doubling our R&D strength •? Access to a broader product & IP portfolio •? Access to a broader customer base •? Access to more advanced process technology 8 2

HPMS Market Leader with Sharper Focus, Broader Reach $50,0 $40,0 $30,0 Combination creates1 $20,0 $10,0 •?Market Leader in HPMS $- •?#4 Largest Semi Supplier2 NXP SAM 2014E ($B) FSL SAM 2014E ($B) NXP + FSL SAM 2014E ($B) •?#1 Auto Semi Supplier HPMS NXP & FSL Overlap •?#1 Broad-based MCU1 $10,0 13% $8,0 •?Minimal Overlap $6,0 •?Doubles NXP HPMS SAM $4,0 23% 87% $2,0 77% $- NXP Revenue 2014 ($B) FSL Revenue 2014 ($B) NXP + FSL Revenue 2014 ($B) HPMS STDP 9 Based On 1.? NXP Corporate Market Intelligence Estimates; estimates for 2014, excludes Automotive MCU products 2.? NXP Corporate Market intelligence estimate: Total semiconductor market excluding memory 2

Establishes NXP as #1 Auto Semiconductor Vendor Global Auto Semiconductor (1) •? #1 Auto Semi Supplier1,2 TAM, 2013 $26B •?Doubles Addressable Market •?Broad Portfolio, No Product Overlap 1,2 NXP + •? Leadership Positions 13% •?Car Entertainment #2 •?Keyless Entry & Access Others 11% 40% •?In-Vehicle Networking •?Chassis & Safety #3 •?Powertrain 9% •? Synergistic Future Growth Opportunities #4 7% •?Infotainment (Audio and Apps Proc.) #9 3% #8 #5 3% #7 #6 6% •?Securing the Car 3% 5% •?ADAS (Radar, Vision, Secure V2X) •? Highly Valued Supplier to All Major OEMs 10 Based On 1.? IHS 2.? NXP Corporate Market Intelligence estimates for 2014 2

Creates the Leader in Broad-based MCU MCU Semiconductor TAM (1) •? #1 in Broad-based MCU(2) 2013 $11B (2) Gained •?Leader in fast growing 32-bit ARM MCU (2) Share 2014 •?Broad-based, general purpose MCU portfolio •?Ability to pull-through Analog with MCU platform Others •?Outstanding customer access in key growth verticals 24% •? Synergistic Future Growth Opportunities •?Ideally Positioned to deliver IoT Solutions #9 14% 3% •?Security #8 •?MCU 3% #7 #3 6% •?Software 10% #6 •?Connectivity 8% #4 #5 9% •?Building on extensive customer base 8% 11 Based On 1.? IHS, MCU Market excluding Automotive 2.? NXP Corporate Market Intelligence estimates for 2014, excludes Automotive MCU products 2

Compelling Value Proposition World Leader in Automotive semiconductors Strengthen Position in High Growth Focus Markets ?? Profitable Growth Leveraging Operational Excellence & Cost Synergies ?? Strong Cash Generation World-Class Team Globally ?? Customer-Focused Passion to WIN Will drive Significant Additional Shareholder Value 12 2

Next steps •? Close expected in second half of 2015 •? Until then Freescale remains a competitor •? Our complete focus remains on delighting customers •? Exceeding our 2015 commitments Customer Focused Passion to WIN! 2

Additional Information about the Merger and Where to Find it. No Offer or Solicitation This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between NXP and FSL. Important Information For Investors And Shareholders In connection with this proposed business combination, NXP and/or FSL may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document NXP and/or FSL may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NXP AND FSL ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to shareholders of NXP and/or FSL, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by NXP and/or FSL through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by NXP will also be available free of charge on NXP’s Investor Relations internet website at http://www.nxp.com/investor or by contacting NXP’s Investor Relations Contact by phone at 1-408-518-5411. Copies of the documents filed with the SEC by FSL will be available free of charge on FSL’s Investor Relations internet website at http://investors.freescale.com or by writing to Freescale Semiconductor, Ltd., c/o Freescale Semiconductor, Inc., 6500 William Cannon Drive West, Austin, Texas 78735, Attention: Investor Relations or by phone at 1-512-895-2454. Participants in Solicitation NXP, FSL, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of NXP is set forth in its Annual Report on Form 20-F for the year ended December 31, 2013, which was filed with the SEC on February 28, 2014, and in its Form 6-K furnished to the SEC on May 20, 2014. Information about the directors and executive officers of FSL is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 6, 2015, and its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on March 21, 2014. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. 14